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For Immediate Release:

Date: July 22, 2003

Contact:	Sergey Polikarpov Norilsk Nickel +7 095 785 10 90

NORILSK NICKEL COMMENCES TENDER OFFER FOR SHARES OF
STILLWATER MINING COMPANY

     Moscow, July 22, 2003 — MMC Norilsk Nickel (“Norilsk Nickel”) (GMKN RU; NILSY US; MNOD LI) announced today that its wholly-owned subsidiary, Norimet Limited (“Norimet”), has commenced a cash tender offer at $7.50 per share for up to 4,350,000 shares of Stillwater Mining Company (“Stillwater”) (NYSE:SWC) common stock. The offer is being made pursuant to the previously announced stock purchase agreement among Norilsk Nickel, Stillwater and Norimet, whereby Stillwater issued 45,463,222 new shares of its common stock to Norimet, representing approximately 51 percent of Stillwater’s shares, in exchange for $100,000,540 in cash and approximately 877,000 ounces of palladium metal. If the full amount of shares are purchased in the offer, Norimet’s ownership will increase to approximately 56 percent of the outstanding stock of Stillwater.

     The offer is scheduled to expire at midnight, New York City time, on Tuesday, August 19, 2003, unless the offer is extended.

     The terms and conditions of the tender offer are fully set forth in Norimet’s offer to purchase, dated July 22, 2003, and in the related materials that are being filed with the Securities and Exchange Commission today. Stockholders should read such documents because they contain important information.

     If more than 4,350,000 shares are validly tendered into the offer and not withdrawn prior to the expiration of the offer, Norimet will accept for payment only 4,350,000 shares on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, based on the number of shares properly tendered by each shareholder.

     Questions regarding the tender offer, or requests for tender offer materials, should be directed to D.F. King & Co., Inc., at (800) 714-3313.

     The Bank of New York is the depositary for the offer.

ABOUT NORILSK NICKEL

     Norilsk Nickel is one of the world’s leading mining companies and is the world’s largest producer of nickel and palladium. Norilsk Nickel is also one of the leading producers of copper, platinum and gold. More information on MMC Norilsk Nickel can be found at its Web site: www.nornik.ru.

     This press release shall not constitute an offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the offer to purchase and related letter of transmittal. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of Norimet by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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